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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat Lynn Dicker Jane Park Laura Crotty

Re:	Paragon 28, Inc. Draft Registration Statement on Form S-1 Confidentially submitted August 2, 2021 CIK No. 0001531978

Ladies and Gentlemen:

Paragon 28, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on August 2, 2021 a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 30, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

September 8, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Market and Industry Data, page i

1.

We note your statement cautioning investors not to place undue reliance on market share data included in the prospectus. Such statement may imply an inappropriate disclaimer of responsibility with respect to the third party information; therefore, please either remove the disclaiming language or clearly state in this section that you are liable for all information in the prospectus.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page i of the Registration Statement.

Overview, page 1

2.

We note your disclosure on page 52 that most of your currently marketed products are either Class II medical devices cleared by the FDA or Class I medical devices exempt for general orthopaedic use. Please revise to include disclosure of the Class I and II classifications in the Summary as well, particularly for your flagship products. Please also discuss whether any of your products are classified as Class III medical devices.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 52 of the Registration Statement and throughout the Registration Statement where applicable.

3.

We refer to your disclosure on pages 44 and 45 that you have obtained clearance for most of your products in the United States through the 510(k) clearance process. Please revise to explain when you commenced work designing the flagship products discussed in the prospectus and when your products received 510(k) clearance. Please also include a description of the patient population and indications for key products for which you have received FDA 510(k) clearance.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116, 117, 119, 120, 121, 122, 123, 125, 126 and 127 of the Registration Statement and throughout the Registration Statement where applicable.

September 8, 2021

Summary Risk Factors, page 5

4.

Please disclose as a principal risk factor the risk of substantial dilution as discussed on page 64. Also when discussing the risk of dilution in the risk factors section, please discuss the effect that the redeemable convertible preferred stock may have upon dilution.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 64 of the Registration Statement.

Use of Proceeds, page 75

5.

To the extent known, please revise to disclose the approximate amount of proceeds you intend to allocate toward each of the purposes identified in this section. We also note your disclosure on page 20 that you have focused on specific research programs and products for target indications due to limited financial resources and in the Summary that you have 30 products in the development pipeline, the majority of which will be launched commercially in the next 24 months. Please confirm whether you intend to use the proceeds of the offering towards the development of any specific programs or products, and if so, how much you intend to allocate and how far the proceeds from the offering will allow you to proceed with such programs, as applicable. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will include the estimated net proceeds from the initial public offering when it includes the per share price range in a pre-effective amendment to the Registration Statement. The Company further advises the Staff that it cannot offer greater specificity regarding the use of proceeds from the offering as it has no plans to specifically allocate any of the net proceeds towards a particular development program or product. The Company further advises the Staff that it intends to continue to use cash generated from its operations to fund research and development and as a result, any disclosure regarding how long the net proceeds will help fund the regulatory development of a product is less meaningful than for a company that does not generate any cash from operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Stock-Based Compensation, page 95

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

September 8, 2021

Business, page 98

7.

Please clarify the meaning of scientific or technical terms the first time they are used in the Business section or in close proximity thereto in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by calcaneus, arthroplasty, navicular fracture pattern, MTP fusion, TAR procedure, cannulated and laser sintering technology.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101, 115, 116, 118 and 122 of the Registration Statement and throughout the Registration Statement where applicable.

Our Growth Strategy, page 104

8.

We note your disclosure on page 105 that you recently signed a licensing agreement with ConforMIS to add patient specific instruments to the company’s portfolio. To the extent material, please disclose the material terms of the agreement and file the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K for guidance.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Registration Statement to remove the mention of the ConforMis license agreement as it is an immaterial agreement. The Company further advises the Staff that it included a description of the ConforMis license on page 133 of the Registration Statement in response to the Staff’s comment number 15 below. As disclosed in the Registration Statement, the ConforMis license agreement covers patents that will expire in 2022 and the amounts payable under the license, which total up to $1.5 million payable over approximately two years, are an immaterial amount to the Company. As a result of the foregoing, the Company respectfully informs the Staff that it does not believe the ConforMis license agreement to be material and thus does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Our Solutions, page 110

9.

We refer to your disclosure on page 127 and elsewhere in the prospectus that you have developed a broad set of published studies and that the safety and clinical performance of your products are supported by more than 48 published clinical whitepapers or studies. Please revise your disclosure in this section and elsewhere to disclose, if true, whether you funded or sponsored the clinical studies and if your employees were involved in both the studies and publications.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116, 122, 124 and 131 of the Registration Statement and throughout the Registration Statement where applicable.

September 8, 2021

10.

We note your reliance of several published studies disclosed on pages 114, 121 and 123 relating to your Gorilla Plating System and PROMO Correction System. Please revise to clarify the scope and design of the studies, whether the studies were powered for statistical significance, whether any adverse events were observed, and to discuss the data from the results to support the conclusions drawn.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116, 119 and 123 of the Registration Statement and throughout the Registration Statement where applicable.

11.	Please expand your disclosure on page 116 of the bench studies you conducted to support your 510(k) submission to the FDA for your screw systems.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of the Registration Statement. The Company further advises the Staff that the Draft Submission previously erroneously stated these engineering analyses were bench studies and as a result, there are no relevant study parameters or results to include in the Registration Statement.

12.

We refer to your disclosure on page 119 relating to a clinical study of your Patient Specific Talus Spacer. Please revise your characterization of the clinical study to discuss the data supporting the disclosed conclusions. For example, please discuss the design and scope and the primary endpoint, the statistical significance of the results and whether any adverse events were observed.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 122 and 123 of the Registration Statement and throughout the Registration Statement where applicable.

Product Development and Pipeline, page 126

13.

We refer to your disclosure on page 126 relating to your collaboration with the University of Michigan and Colorado State University. Please expand your disclosure to include a brief description of the material terms of such collaborations, including whether you are funding any studies and research and if any compensation was involved.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement. The Company further advises the staff that these two agreements were for an amount immaterial to the Company. As a result of the foregoing, the Company respectfully informs the Staff that it does not believe either agreement to be material and thus they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

September 8, 2021

Intellectual Property, page 128

14.

We note your disclosure on pages 128 and 129 relating to your patent portfolio in the U.S. and in foreign jurisdictions. Please clarify your disclosure to identify for each patent family (including the three in-licensed patents), the scope and technology of each such patent family or patent application, the type of patent protection (such as composition of matter, use or process), jurisdiction and expiration years. Consider adding tabular disclosure in addition to the narrative for ease of use.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 132 and 133 of the Registration Statement.

15.

You disclose on page 128 that your patent portfolio includes three in-licensed patents. We also note your disclosure on pages 105 and 168 in the Business section relating to your license agreements with ConforMIS and Biedermann Technologies GmbH. Please include disclosure in this section identifying the third parties from whom you license intellectual property, the scope of such agreements and the technology and products to which such patent rights relate.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 132 and 133 of the Registration Statement and throughout the Registration Statement where applicable.

Manufacturing and Supply, page 129

16.

We note your risk factor disclosure on page 25 that for certain critical components used in your products, you rely on single source manufacturers and suppliers. Please expand your disclosure to discuss your sources, the availability of raw materials and the names of any principal suppliers and manufacturers. See Item 101(h)(4)(v) of Regulation S-K.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Registration Statement and throughout the Registration Statement where applicable.

Principal Stockholders, page 165

17.

In your revised prospectus, please include in the footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by Bird-B, AG and entities affiliated with MVM.

Response:    The Company respectfully advises the Staff that no natural persons are required to be identified as a beneficial owner with respect to the securities held by Bird-B, AG (“Bird-B”) or (MVM V LP and MVM V (2020) LP, (together, the “MVM Entities”). In the case of Bird-B, the investment and voting decisions are made jointly by three or more individuals. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. See Southland Corp. (July 8, 1987). Based upon this analysis, because no individual exercises investment and voting control over the securities held by Bird-B (except with respect to the shares in which she or he

September 8, 2021

directly holds a pecuniary interest), none of these individuals will be deemed the beneficial owner of the securities for the purposes of Section 13(d). As such, no natural persons are required to be named in the Registration Statement in connection with the shares held by Bird-B.

The Company further advises the Staff that in the case of the MVM Entities, the investment and voting decisions of the MVM Entities are made jointly by three or more individuals. Based upon the same Southland Corp. analysis under the “rule of three”, because no individual director of the MVM Entities exercises investment and voting control over the securities held by the MVM Entities (except with respect to the shares in which she or he directly holds a pecuniary interest), none of these individuals will be deemed the beneficial owner of the securities for the purposes of Section 13(d). As such, no natural persons are required to be named in the Registration Statement in connection with the shares held by the MVM Entities.

Certain Relationships and Related Party Transactions

Biedermann License Agreement, page 168

18.

We note your disclosure regarding the above referenced agreement. Please file the agreement as an exhibit to the registration statement, or provide your analysis supporting your conclusion that filing is not required. See Item 601(b)(10) of Regulation S-K for guidance.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe the Biedermann license agreement to be material as it is for an immaterial amount and relates to technologies that cover products that are not material to the Company’s operations. As reflected in the disclosure on page 173 of the Registration Statement, the amounts paid under the Biedermann license agreement were only $111,000, or 0.1% of revenue, and $126,000, or 0.1% of revenue, for the years ended December 31, 2020 and 2019, respectively, and $65,716, or 0.1% of revenue, and $207,077, or 0.3% of revenue, for the six months ended June 30, 2021 and 2020. The Company further advises the Staff that it does not anticipate the amounts payable under this agreement to increase materially in the future. As a result of the foregoing, the Company respectfully informs the Staff that it does not believe the Biedermann license agreement to be material and thus it does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

September 8, 2021

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Intangibles, page F-10

19.	Please tell us and revise future filings to disclose the nature of the capitalized patent costs and the basis for capitalization. Please refer to FASB ASC 350-30-25-3.

Response:    The Company respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the specific nature of the costs incurred in connection with patents and patents in process are third-party attorney fees and other third-party fees as well as costs related to the following: the preparation of patent applications, government filings and registration fees, drawings, computer searches, and translations related to specific patents.

None of the foregoing costs included any expenses that were incurred internally to develop such patents. In future periodic filings and in the Registration Statement on page F-35, the Company will clarify this point in our Note 2. Summary of Significant Accounting Policies as follows:

“Costs associated with capitalized patents include third-party attorney fees and other third-party fees as well as costs related to the following: the preparation of patent applications, government filings and registration fees, drawings, computer searches, and translations related to specific patents.”

Revenue Recognition, page F-11

20.

You disclose several different types of revenue streams such as sale of implants, disposables and surgical instrumentation. Please expand your revenue recognition disclosures to provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5 or tell us and explain in your document why additional disclosure is not required. Please refer to the guidance in paragraphs 606-10-55-89 through 55-91.

Response:    The Company respectfully acknowledge the Staff’s comment and advises the Staff it has evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to disclosures of disaggregated revenues and determined that the various revenue disaggregation disclosures the Company currently report are appropriate. The Company reports one category of revenue disaggregation and geography, as there are no other categories in the Company’s revenue from contracts with customers that have unique risk characteristics that specifically depict how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic factors.

In coming to this conclusion, the Company considered the fact that implants (including biologics) and disposables are single-use products and are the Company products typically purchased by healthcare providers for foot and ankle surgeries. Implants include plates, screws, other surgical hardware, and biologics which are implanted into patients. Disposables are comprised primarily of single-use drills, K-wires, and other products designed to assist in foot and ankle surgery. Implants and disposables account for approximately 98% of Company revenue in any given fiscal quarter or year-end period. Implants and disposables are typically sold together as part of one transaction.

September 8, 2021

In contrast, instruments are designed specifically for surgeons to surgically place the Company’s implants within foot and ankle patients. Instruments are not typically sold by the Company, but rather are real property owned by the Company, accounted for as property, plant and equipment in the Company’s consolidated balance sheet and depreciated over its estimated useful life. They are provided to customers for use in the surgery and then returned to the Company. Instruments sold to third parties is immaterial and accounts for less than 2% of the Company’s total revenue in any given fiscal quarter or year-end period. Further, the Company does not expect a significant increase in sales of instrumentation.

Further, the Company’s Chief Operating Decision Maker, its Chief Executive Officer, assesses operating performance by reviewing financial metrics in aggregate of all products. The Company generally does not enter into fulfillment contracts with customers for specific product categories, but rather sells items on an individual purchase order and transactional basis. For these reasons, the Company does not believe that any specific product categories separately depict how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic and industry factors.

General

21.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

September 8, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip S. Stoup

Phillip S. Stoup, Esq. of LATHAM & WATKINS LLP

cc:	Albert DaCosta, Paragon 28, Inc.

Steve Deitsch, Paragon 28, Inc.

Jonathan Friedman, Paragon 28, Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Ilir Mujalovic, Esq., Shearman & Sterling LLP